Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	For the Three Months Ended December 31				For the Twelve Months Ended September 30
(Dollars in thousands)	2003		2002		2003		2002		2001		2000		1999
FIXED CHARGES:
Real estate
Interest and debt expense	$12,575		$12,754		$50,862		$51,061		$51,203		$47,149		$40,546
Ground rent	—		—		—		—		—		—		—

Total fixed charges for ratio - real estate	12,575		12,754		50,862		51,061		51,203		47,149		40,546
Banking
Preference security dividend requirements of consolidated subsidiary	5,095		3,749		15,000		15,000		15,000		15,000		15,000
Interest expense	46,436		56,352		205,479		273,186		422,744		394,400		245,507

Total fixed charges for ratio - total company	$64,106		$72,855		$271,341		$339,247		$488,947		$456,549		$301,053

EARNINGS:
Operating income - total company	$25,130		$22,477		$131,297		$84,034		$94,980		$69,805		$83,033
Equity in earnings of unconsolidated entities	(1,932)		(2,377)		(7,248)		(8,811)		(7,169)		(7,291)		(4,964)
Distributions from unconsolidated entities	3,092		2,962		12,048		11,496		10,814		10,297		9,513
Capitalized interest	—		—		—		(287)		(569)		(1,175)		(961)
Preference security dividend requirements of consolidated subsidiary	(5,095)		(3,749)		(15,000)		(15,000)		(15,000)		(15,000)		(15,000)

	21,195		19,313		121,097		71,432		83,056		56,636		71,621
Total fixed charges for ratio - total company	64,106		72,855		271,341		339,247		488,947		456,549		301,053

Total earnings for ratio	$85,301		$92,168		$392,438		$410,679		$572,003		$513,185		$372,674

RATIO OF EARNINGS TO FIXED CHARGES	1.33	x	1.27	x	1.45	x	1.21	x	1.17	x	1.12	x	1.24	x

Excess of available earnings over fixed charges	$21,195		$19,313		$121,097		$71,432		$83,056		$56,636		$71,621